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                            January 4, 2023

       Dr. Babak A. Taheri
       Chief Executive Officer
       Silvaco Group, Inc.
       4701 Patrick Henry Drive, Building #23
       Santa Clara, CA 95054

                                                        Re: Silvaco Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
19, 2022
                                                            CIK No. 0001943289

       Dear Dr. Babak A. Taheri:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 22, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of COVID-19, page 55

   1. We note your response to prior comment 5. Please quantify any specific COVID-19 impact you have
experienced to your results of operations, financial condition and relevant metrics.
 Dr. Babak A. Taheri
FirstName  LastNameDr. Babak A. Taheri
Silvaco Group, Inc.
Comapany
January    NameSilvaco Group, Inc.
        4, 2023
January
Page 2 4, 2023 Page 2
FirstName LastName
Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

2. Please expand your revenue recognition policy disclosure concerning device characterization, modeling and SIP integration services to fully comply
         with the guidance found in ASC paragraphs 606-10-50-17 through 606-10-50-20.
       You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Matthew Crispino, Staff Attorney, at (202) 551-
3456 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Gabriella Lombardi